Exhibit 99.1

FOR IMMEDIATE RELEASE

HANDLEMAN COMPANY REPORTS THIRD QUARTER RESULTS

Troy, Michigan – March 7, 2007, Handleman Company (NYSE: HDL), www.handleman.com, today announced results for its third quarter of fiscal year 2007, which ended January 31, 2007.

Revenues for the third quarter of this year were $485.0 million, equal to revenues of the third quarter of last year. Net income for the third quarter was $4.2 million or $.21 per diluted share, compared to $14.0 million or $.68 per diluted share for the same quarter of last year. On a pro-forma basis, net income for the third quarter of this fiscal year was $7.3 million or $.36 per diluted share. Pro-forma net income excludes start-up costs related to new business initiatives in the Company’s United Kingdom (UK) operation and implementation expenses related to the Company’s cost saving initiatives.

Stephen Strome, the Company’s Chairman and CEO stated, “Results for this fiscal year have not met our expectations. However, the Company has several initiatives underway to improve results by leveraging its core competencies into new product categories and with new customers. During this fiscal year we have made substantial investments to expand our operations in the United Kingdom to provide music, video and video games to Tesco PLC, the UK’s largest supermarket and general merchandise retailer. These include leasing a distribution facility in the UK, installing new automated distribution equipment, as well as hiring and training staff. Shipping to this new customer will begin in April. In addition, earlier this fiscal year we added greeting cards to our product assortment in the UK. We also have taken several steps to improve our performance and streamline our operations. These included work force reductions as well as several initiatives to lower customer product returns. The Company expects to realize annual cost savings of at least $20 million as its fiscal year 2008 begins.”

The following table reconciles GAAP net income (loss) to pro-forma amounts. The Company believes the pro-forma amounts provide a meaningful comparison of operating performance between the third quarters and nine months of fiscal 2007 and 2006.

	Three Months Ended *		Nine Months Ended *
	Jan 31, 2007	Jan 31, 2006	Jan 31, 2007	Jan 31, 2006
Net income (loss)	$4,229	$13,976	$(15,951)	$20,102
Start up expenses related to new business initiatives in the United Kingdom	2,624	—	4,632	—
Implementation and consulting expenses related to the Company’s cost savings initiatives	399	—	4,689	—
Gain on sale of investment in PRN	—	—	—	(2,440)
Tax benefit due to utilization of capital losses and other benefits	—	—	—	(3,146)

Pro-forma net income (loss)	$7,252	$13,976	$(6,630)	$14,516

Pro-forma net income (loss) per diluted share	$.36	$.68	$(.33)	$.69

*	Amounts in thousands, except per share data. Amounts are after tax.

Revenues for the third quarter of this year and last year were $485.0 million. During the third quarter of this year:

•

Crave Entertainment Group (Crave), which was acquired approximately three weeks after the start of the Company’s fiscal third quarter last year, had revenues of $88.5 million compared to $53.8 million last year. The increase of $34.7 million was primarily due to the three weeks of additional operations in this year’s third quarter.

•

Music revenues in the Company’s United States, UK, and Canadian operations of $331.5 million were down $46.0 million, or 12.2% from the third quarter of last year. The overall music industry experienced a similar sales decline of physical product during this period in each of these markets.

•

Other revenues, which primarily consist of REPS in-store service revenues, and category management and distribution of greeting cards and DVD’s in the UK, were $65.0 million for the third quarter of this year, up $11.2 million or 20.9% from the same period of last year. The increase was due to expanding the category management and distribution of greeting cards, offset in part by lower DVD and in-store service revenues.

The Company’s gross profit margin, as a percentage of revenues, was 14.9% for the third quarter of this year, compared to 16.8% for the third quarter of last year. The decline in the gross profit margin percentage was primarily due to Crave, whose products generally earn a lower gross profit margin than the Company’s consolidated gross profit margin. Crave also incurred a $1.8 million charge to adjust its prepaid license advances and software development costs to net realizable value in the third quarter of this fiscal year, which also had a negative impact on margins.

Selling, general and administrative expenses for the third quarter of this year were $64.6 million or 13.3% of revenues, compared to $59.1 million or 12.2% of revenues last year. The dollar increase this year was due to start up expenses of $7.3 million related to the Company’s new business initiatives in the UK.

Call Notice

Handleman Company will host a conference call to discuss the third quarter of fiscal year 2007 financial and operating results on Thursday, March 8, 2007 at 11:00 a.m. (Eastern Time). To participate in the teleconference call (in listen mode only), please dial 800-442-9683 at least five minutes before the start of the conference call. In addition, Handleman Company will simulcast the conference live via the Internet. The web cast can be accessed and will be available for 30 days on the investor relations page of Handleman Company’s web site, www.handleman.com. A telephone replay of the conference call will be available until Wednesday March 14, 2007 at midnight by calling 800-642-1687 (PIN Number 1381228).

About Handleman Company:

Handleman Company is a category manager and distributor of prerecorded music and console video game hardware, software and accessories to leading retailers in the United States, United Kingdom, and Canada. As a category manager, the Company manages a broad assortment of titles to optimize sales and inventory productivity in retail stores. Services offered include product selection, direct-to-store shipments, marketing and in-store merchandising.

Forward-Looking and Cautionary Statements

Information in this press release contains forward-looking statements, which are not historical facts. These statements involve risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results, events and performance could differ materially from those contemplated by these forward-looking statements including, without limitation, risks associated with achieving the business integration objectives expected with the Crave Entertainment Group acquisition, changes in the music and video game industries, continuation of satisfactory relationships with existing customers and suppliers, establishing satisfactory relationships with new customers, including Tesco, PLC, and suppliers, effects of electronic commerce inclusive of digital music distribution, success of new music and video game releases, dependency on technology, ability to control costs, relationships with the Company’s lenders, pricing and competitive pressures, dependence on Third-party carriers to deliver products to customers, the ability to secure funding or generate sufficient cash required to sustain existing businesses while investing in and developing new businesses, the occurrence of catastrophic events or acts of terrorism, certain global and regional economic conditions, and other factors discussed in this press release and those detailed from time to time in the Company’s filings with the Securities and Exchange Commission. Handleman Company notes that the preceding conditions are not a complete list of risks and uncertainties. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

Handleman Company:

Thomas Braum,	Greg Mize,
Executive Vice President and CFO	Vice President, Investor Relations
(248) 362-4400, Ext. 718	(248) 362-4400, Ext. 211

- Tables Follow -

CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

(unaudited)

	Three Months (13 Weeks) Ended		Nine Months (39 Weeks) Ended
	Jan 31, 2007	Jan 31, 2006	Jan 31, 2007	Jan 31, 2006
Revenues	$485,025	$485,021	$1,055,940	$1,027,669

Costs and expenses:
Direct product costs	(412,570)	(403,643)	(896,134)	(851,646)
Selling, general and administrative expenses	(64,642)	(59,098)	(179,765)	(153,951)

Operating income (loss)	7,813	22,280	(19,959)	22,072

Interest expense	(2,671)	(2,455)	(5,947)	(2,703)
Investment income	929	1,320	1,405	6,390

Income (loss) from continuing operations before income taxes	6,071	21,145	(24,501)	25,759

Income tax (expense) benefit	(1,842)	(7,169)	8,550	(5,295)

Income (loss) from continuing operations	4,229	13,976	(15,951)	20,464

Loss from discontinued operations, net of taxes	—	—	—	(362)

Net income (loss)	$4,229	$13,976	$(15,951)	$20,102

Basic net income (loss) per share:
- From continuing operations	$.21	$.69	$(.79)	$.98
- From discontinued operations	—	—	—	(.02)

Total basic net income (loss) per share	$.21	$.69	$(.79)	$.96

Diluted net income (loss) per share
- From continuing operations	$.21	$.68	$(.79)	$.97
- From discontinued operations	—	—	—	(.02)

Total diluted net income (loss) per share	$.21	$.68	$(.79)	$.95

Weighted average number of shares outstanding
- basic	20,163	20,398	20,102	20,959

- diluted	20,201	20,692	20,102	21,167

CONSOLIDATED CONDENSED BALANCE SHEETS

(amounts in thousands)

(unaudited)

	January 31, 2007	January 31, 2006
Assets
Cash and cash equivalents	$3,230	$8,217
Accounts receivable	300,506	336,226
Merchandise inventories	143,043	193,191
Other current assets	19,988	15,711

Total current assets	466,767	553,345
Property and equipment, net of depreciation and amortization	65,532	57,046
Other assets, net	106,961	103,572

Total assets	$639,260	$713,963

Liabilities
Debt, current	$88,894	$5,385
Accounts payable	230,071	266,443
Other current liabilities	22,576	35,811

Total current liabilities	341,541	307,639

Debt, non-current	—	97,000
Other liabilities	14,189	14,971

Shareholders’ equity	283,530	294,353

Total liabilities and shareholders’ equity	$639,260	$713,963

ADDITIONAL INFORMATION FROM CONTINUING OPERATIONS (amounts in thousands)

	Three Months (13 Weeks) Ended		Nine Months (39 Weeks) Ended
	Jan. 31, 2007	Jan. 31, 2006	Jan. 31, 2007	Jan. 31, 2006
Income (loss) from continuing operations	$4,229	$13,976	$(15,951)	$20,464
Investment income	(929)	(1,320)	(1,405)	(6,390)
Interest expense	2,671	2,455	5,947	2,703
Income tax expense (benefit)	1,842	7,169	(8,550)	5,295
Depreciation/amortization expense	5,731	5,166	18,438	14,035
Recoupment of license advances	2,993	1,629	6,014	1,629

Adjusted EBITDA*	$16,537	$29,075	$4,493	$37,736

Additions to property and equipment	$12,308	$1,408	$23,233	$9,000

*	Adjusted EBITDA is computed as income (loss) from continuing operations, less investment income and income tax benefit, plus interest expense, income tax expense, depreciation and amortization expense, and recoupment of license advances.